

Advantage Announces 2017 Budget and Development Plan

2017 Budget Includes 17% Production Growth, Upsized Glacier Gas Plant Expansion to 400 MMCF/D & $205 Million Capital Program

(TSX: AAV, NYSE: AAV)

Calgary, Alberta, November 28, 2016 – Advantage Oil & Gas Ltd. ("Advantage" or the "Corporation") is pleased to announce that its Board of Directors ("Board") has approved a 2017 capital budget and development plan estimates for 2018 and 2019. Advantage's 2017 through 2019 investment will continue with the profitable and sustainable growth of our industry leading low cost Montney natural gas supply. This development will be supported by the Corporation's future drilling inventory of 1,100 dry gas and liquids rich Montney locations at Glacier which will remain the primary focus of development through the next decade. Additionally, the strategic expansion of Advantage's 100% owned Glacier gas plant processing capacity has been upsized from 350 mmcf/d to 400 mmcf/d (66,670 boe/d) with construction planned to start in the second half of 2017. This will provide optionality for accelerated growth at Glacier and operational flexibility to process a broader spectrum of gas and liquids compositions from Advantage's Montney lands located at Valhalla, Wembley and Progress in the greater Glacier area.

Advantage's 2017 capital budget includes an investment of $205 million targeted to increase annual production by 17% to 236 mmcfe/d (39,333 boe/d). Annual 2017 funds from operations is estimated to grow 27% on a per share basis to $210 million based on an average daily natural gas price of AECO Cdn $2.95/mcf ($2.80/GJ) and the Corporation's current hedging positions. The upsized Glacier plant expansion has minimal impact on the Corporation's 2017 capital expenditure budget due to Advantage's proven expertise in cost efficient facilities engineering design, lower construction costs and fewer required wells to grow and maintain production compared to earlier estimates. As a result, the Corporation's increasing cash flow is expected to reduce the total debt to trailing cash flow to 0.8 times at year-end 2017.

The Corporation's 2017 through 2019 development plan is targeted to increase 2016 annual production by 56% (52% on a per share basis) to 316 mmcfe/d (52,670 boe/d) in 2019 or 16% on an average annual per share basis. Based on an average AECO daily natural gas price of $2.95/mcf ($2.80/GJ) over the 2017 through 2019 period, cash flow is expected to grow by 78% (74% on a per share basis) or 20% on an average annual per share basis. Surplus cash is anticipated to reduce estimated year-end 2016 total debt from approximately $165 million to $55 million at year-end 2019, resulting in a total debt to trailing cash flow ratio of 0.2 times. At an average AECO Cdn daily natural gas price of $3.50/mcf ($3.30/GJ), Advantage's strong cash margins could generate $230 million of cumulative surplus cash over the 2017 through 2019 period. Total capital expenditures over the development plan period is estimated at $625 million and includes the drilling of 83 Montney wells.

The Corporation believes that the 2017 through 2019 period will require Canadian natural gas producers to become more competitive in the North America natural gas market and Advantage's continuing focus on capital discipline, cost efficiencies, profitability and financial strength will remain key success factors in achieving strong investment returns.

2017 Budget & Guidance

Glacier outperformance reduces total capital expenditures. Significant technological improvements in drilling and completion efficiencies, shallower production declines, lower well costs and lower total corporate cash costs have reduced the Corporation's capital requirements. The Corporation's 2017 capital program is estimated at approximately $205 million with $83 million directed to facilities and infrastructure. This includes the Glacier gas plant expansion where $71 million of the total $90 million is anticipated to be spent in calendar 2017. Additional facilities expenditures of $12 million include investments to support ongoing growth and value generation such as expansion of the field gas gathering system, a water source system and connections into other sales pipelines. A total of 21 wells are planned to be drilled in 2017 with 24 new and standing wells completed to support 2018 growth. The 2017 capital and operating budget includes consideration for potential increases in industry and regulatory costs.

Well production type curves in all Montney layers at Glacier have been increased. The Upper and Lower Montney average well production type curves have been increased to a Management estimated initial 30 day average well production rate ("IP30") of 7.5 mmcf/d with a 2P estimated ultimate recovery ("EUR") per well of 7.5 Bcfe (previous IP30 of 7.2 mmcf/d and 2P EUR of 7.2 Bcfe). For planning purposes, in areas where top quartile well results are anticipated, an average production well type curve with an IP30 of 9 mmcf/d and a 2P EUR of 9 Bcfe has been utilized. In the Middle Montney, the average well production type curve estimates have been increased to an IP30 of 5 mmcf/d with a 2P EUR of 5 Bcfe (previous IP30 of 4.5 mmcf/d and 2P EUR of 4.5 Bcfe). The drill, complete, equip and tie-in ("DCET") well costs are projected to be $4.8 million for all Upper, Middle and Lower Montney wells with an average lateral length of 1,800 meters and 25 frac stages. The DCET cost for wells with longer laterals and increased frac stages are adjusted accordingly in the budget.

Advantage's total corporate cash costs are estimated to be $0.63/mcfe for 2017. Advantage anticipates its industry leading low cost structure will continue due to the Corporation's proven operational expertise and our 100% owned Glacier gas plant which provides highly efficient gas processing costs. The Glacier gas plant expansion to 400 mmcf/d includes additional processing units added to the existing gas plant infrastructure creating economies of scale with the use of common utility systems, maintenance procedures and equipment interchangeability.

Firm Transportation Service Secured. Advantage has secured firm service sales gas transportation on TransCanada Pipeline Limited's ("TCPL") Nova Gas Transmission System (Alberta) for 100% of its planned production targets from 2017 through 2019.

Advantage's hedging positions reduce cash flow volatility. The Corporation believes natural gas prices will remain volatile and continues to provide downside cash flow protection through future hedge positions. Advantage has hedged 45% of its 2017 forecast natural gas production at AECO Cdn $3.19/mcf, 22% of estimated 2018 natural gas production at AECO Cdn $3.02/mcf and 18% of estimated Q1 2019 natural gas production at AECO Cdn $3.00/mcf.

125 mmcf/d of completed standing well productivity is currently available to support Advantage's 2017 production target. The 125 mmcf/d of average first month productivity ("IP30") is based on 9 currently completed standing wells which will be utilized to support its target of 236 mmcfe/d in 2017. Additional wells will be drilled in the fourth quarter of 2016 to support production levels in the second half of 2017 and early 2018. Advantage's development cycles are planned such that the timing of capital expenditure to initial cash flow is based on large well pads (> 10 wells). This normally means our drilling programs are completed approximately 8 to 12 months in advance and well completions are undertaken such that a sufficient number of completed wells remain in inventory to provide operational flexibility and optionality for increasing growth.

Advantage's 100% owned Glacier gas plant has current processing capacity to support its 2017 production target and additional capacity in the future. The Glacier gas plant expansion to 400 mmcf/d is targeted to begin construction during the second half of 2017 with completion expected by the second quarter of 2018. Total liquids handling capacity will be increased to 6,800 bbls/d of propane plus ("C3+") liquids. Post expansion, Advantage will have additional raw gas processing capacity of approximately 120 mmcf/d to 80 mmcf/d in 2018 and 2019 respectively, to provide operational flexibility, accelerate growth or accommodate third party processing. The expanded Glacier gas plant capacity to 400 mmcf/d will also match our existing sales gas pipeline lateral capacity of 400 mmcf/d which connects to TCPL.

2017 Budget & Guidance

The table below provides calendar year estimates:

	2017 Guidance[1]
Average Annual Production (mmcfe/d)	230 to 240
% Natural Gas	96%[2]
Royalty Rate (%)	4% to 6%
Operating Costs ($/mcfe)	$0.23 to $0.28
Liquids Transportation Costs ($/mcfe)	$0.03 to $0.05[3]
Capital Expenditures ($ Million)	$195 to $215
# Net Wells to be Drilled	21[4]

[1] Based on an average AECO Cdn $2.95/mcf natural gas price for 2017 and Advantage's current hedge positions.
[2] Natural gas liquids expected to be ~1,600 bbls/d, up 57% over 2016
[3] Based on liquids transportation costs. Sales gas transportation costs are deducted from revenue associated with Advantage's sales gas marketing contract.
[4] All new wells will be used to support 2018 growth.

Total cash costs (includes royalties, operating costs, liquids transportation, cash G&A, interest & other cash expenses) for 2017 are estimated to average approximately $0.63/mcfe.

Beyond 2017

Comments regarding 2018 and 2019 are Management estimates and are not Board approved budgets. Additional details are included in our updated Management presentation available on our website.

Based on AECO Cdn natural gas prices of $2.95/mcf ($2.80/GJ) for 2018 and 2019 and the Corporation's current hedging positions, Advantage's development plan includes a targeted 15% production increase in 2018 to an annual average production rate of 272 mmcfe/d (45,330 boe/d) and a 16% increase in 2019 annual average production to 316 mmcfe/d (52,670 boe/d). Cash flow per share is estimated to grow 12% to $1.27 in 2018 and 22% to $1.55 in 2019. Capital expenditures of $210 million are estimated to be required in 2018 and $210 million in 2019 with a total of 62 wells to be drilled at Glacier over the two years. The estimated year-end total debt to trailing cash flow is estimated to be 0.6 times and 0.2 times at year-end 2018 and 2019, respectively.

The 2017 through 2019 development plan is expected to generate 56% production growth or 52% on a per share basis and 74% cash flow growth per share over this period. The total capital required during this period is estimated to be $625 million and is fully funded through cash flow.

Future Development at Valhalla, Wembley and Progress. During the fourth quarter of 2016, three initial evaluation wells were brought on-production in our Valhalla property. These three Valhalla wells will be produced to continue recovering load fluid and may be shut-in periodically to gather additional evaluation data. These initial wells were drilled in 2014 and 2015 into two of the four Montney layers present at Valhalla. Two of the wells were drilled into the Upper Montney and one well drilled in the first layer of the Middle Montney.   The wells confirmed the presence of liquids in the Upper Montney, compared to dry gas in the Upper Montney at Glacier, as well as liquids in the first layer of the Middle Montney. This is consistent with Advantage's interpretation based on geotechnical work undertaken in 2012 which indicated that each layer of the Montney stack at Valhalla could contain liquids. In the three initial Valhalla evaluation wells, the C3+ liquid content of up to 45 bbls/mmcf is estimated based on a shallow cut liquids recovery process with a condensate quality that spans the condensate to oil window in the Upper and first Middle Montney layers. Natural gas production rates of up to 3.5 mmcf/d are similar to the initial Middle Montney delineation wells at Glacier. We are encouraged with these initial findings and to optimize the productivity of future wells, frac design changes and lowering the pipeline operating pressure in the Valhalla gathering system will be undertaken. Additional geotechnical evaluation and delineation drilling is required to determine the extent and composition of the gas and liquids content in all four potential Montney development layers at Valhalla.

At Wembley, industry drilling activity has extended to the northeast of the Pipestone Montney property and is beginning to encroach within several kilometres of Advantage's lands. Similarly, at our Progress land block, several industry wells which indicate liquids rich production have been drilled on-trend. Advantage has included plans to drill an initial evaluation well at Wembley and Progress within the next 18 to 24 months.

Continuing Forward With Financial Discipline and Operational Flexibility

The exceptional quality of the Corporation's Glacier Montney asset, an industry leading low cost structure and 100% ownership of our facilities demonstrated strong investment returns at low commodity prices in the last three years of our development. Advantage believes that continuing with a disciplined approach will generate long term attractive returns for our shareholders and provides upside potential as a more favourable natural gas price environment could evolve in North America as demand growth continues. We look forward to reporting our continued progress and achievements as we develop our high quality Montney resource.

For further information contact:

Craig Blackwood
Vice President, Finance and Chief Financial Officer
(403) 718-8005
OR
Investor Relations
Toll free: 1-866-393-0393

ADVANTAGE OIL & GAS LTD.
300, 440 - 2nd Avenue SW
Calgary, Alberta T2P 5E9
Phone: (403) 718-8000
Fax: (403) 718-8332
Web Site: **www.advantageog.com**
E-mail: ir@advantageog.com

Advisory

The information in this press release contains certain forward-looking statements, including within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future intentions or performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "guidance", "demonstrate", "expect", "may", "can", "will", "project", "predict", "potential", "target", "intend", "could", "might", "should", "believe", "would" and similar expressions and include statements relating to, among other things, the design of Advantage's 2017 through 2019 development program; anticipated number of future drilling locations and the Corporation's focus on developing such locations including the timing thereof; the proposed expansion of Advantage's Glacier gas plant processing capacity, including the amount of such expansion, the anticipated timing that construction will start and be completed on the proposed expansion, the expected benefits to Advantage from such expansion and the anticipated costs of such expansion (including the anticipated timing of which such costs will be incurred); the Corporation's delineation drilling plans on its Montney lands located at Valhalla, Wembley and Progress and the effect of such drilling on initial development and processing, including the anticipated timing thereof; Advantage's 2017 capital program, including the amount thereof, the amount to be allocated to increase annual production and the amount to be directed to facilities and infrastructure; the Corporation's drilling plans for 2017, including the number of wells to be drilled and the timing of completion of certain wells; Advantage's anticipated annual production (including the percentage of natural gas production), royalty rates, operating costs, liquids transportation costs, annual cash flow, total debt to trailing cash flow ratio and total corporate cash costs for 2017; Advantage's anticipated annual production, annual cash flow per share and total debt to trailing cash flow ratio for 2018; the Corporation's anticipated annual production, annual cash flow per share, year-end total debt and total debt to trailing cash flow ratio for 2019; Advantage's estimated capital expenditures from 2017 to 2019 and anticipated drilling plans, including the number of Montney wells to be drilled in such period; expected increases in production in 2017, 2018 and 2019 resulting from Advantage's development plan; the Corporation's expectation that total capital required from 2017 to 2019 will be fully funded from cash flow; the Corporation's view that the 2017 through 2019 period will require Canadian natural gas producers to become more competitive in the North America natural gas market and the key factors to Advantage achieving strong investment returns; management generated type curves; Advantage's belief that its industry leading low cost structure will continue; Advantage's future hedging positions, its beliefs related to the volatility of natural gas prices and its belief that such hedging positions are expected to reduce cash flow volatility and provide downside cash flow protection; Advantage's belief that continuing with a disciplined approach will generate long term attractive returns for shareholders while preserving upside potential for future opportunities; and other matters. Advantage's actual decisions, activities, results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including, but not limited to: changes in general economic, market and business conditions; industry conditions; impact of significant declines in market prices for oil and natural gas; actions by governmental or regulatory authorities including increasing taxes and changes in investment or other regulations; changes in tax laws, royalty regimes and incentive programs relating to the oil and gas industry; the effect of acquisitions; Advantage's success at acquisition, exploitation and development of reserves; unexpected drilling results; changes in commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; the occurrence of unexpected events involved in the exploration for, and the operation and development of, oil and gas properties, including hazards such as fire, explosion, blowouts, cratering, and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; changes or fluctuations in production levels; delays in anticipated timing of drilling and completion of wells; delays in completion of the expansion of the Glacier gas plant; lack of available capacity on pipelines; individual well productivity; competition from other producers; the lack of availability of qualified personnel or management; credit risk; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; our ability to comply with current and future environmental or other laws; stock market volatility and market valuations; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; ability to obtain required approvals of regulatory authorities; and ability to access sufficient capital from internal and external sources. Many of these risks and uncertainties and additional risk factors are described in the Corporation's Annual Information Form which is available at www.Sedar.com and www.advantageog.com. Readers are also referred to risk factors described in other documents Advantage files with Canadian securities authorities.

With respect to forward-looking statements contained in this press release, Advantage has made assumptions regarding, but not limited to: conditions in general economic and financial markets; effects of regulation by governmental agencies; current and future commodity prices and royalty regimes; future exchange rates; royalty rates; future operating costs, cash costs and liquids transportation costs; frac stages per well; lateral lengths per well; estimated EURs; DCET well costs; availability of skilled labor; availability of drilling and related equipment; timing and amount of capital expenditures; the impact of increasing competition; the price of crude oil and natural gas; that the Corporation will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that the Corporation's conduct and results of operations will be consistent with its expectations; that the Corporation will have the ability to develop the Corporation's properties in the manner currently contemplated; available pipeline capacity; that the Corporation will be able to complete the expansion and increase capacity at the Glacier gas plant; that Advantage's production will increase; current or, where applicable, proposed assumed industry conditions, laws and regulations will continue in effect or as anticipated; and that the estimates of the Corporation's production and reserves volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects. Production estimates contained herein for the years ended December 31, 2017, 2018 and 2019 are expressed as anticipated average production over the calendar year. In determining anticipated production for the years ended December 31, 2017, 2018 and 2019 Advantage considered historical drilling, completion and production results for prior years and took into account the estimated impact on production of the Corporation's 2017, 2018 and 2019 expected drilling and completion activities.

Management has included the above summary of assumptions and risks related to forward-looking information in order to provide shareholders with a more complete perspective on Advantage's future operations and such information may not be appropriate for other purposes. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Advantage will derive there from. Readers are cautioned that the foregoing lists of factors are not exhaustive.

These forward-looking statements are made as of the date of this press release and Advantage disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

Barrels of oil equivalent (boe) and thousand cubic feet of natural gas equivalent (mcfe) may be misleading, particularly if used in isolation. Boe and mcfe conversion ratios have been calculated using a conversion rate of six thousand cubic feet of natural gas equivalent to one barrel of oil. A boe and mcfe conversion ratio of 6 mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

This press release contains certain oil and gas metrics, including EUR, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies and should not be used to make comparisons. Such metrics have been included herein to provide readers with additional measures to evaluate the Corporation's performance; however, such measures are not reliable indicators of the future performance of the Corporation and future performance may not compare to the performance in previous periods and therefore such metrics should not be unduly relied upon. EUR represents the 2P estimated ultimate recoverable conventional natural gas volumes per well assigned by the Corporation's internal non-independent qualified reserves evaluator in accordance with the Canadian Oil & Gas Evaluation Handbook.

This press release discloses 1,100 undeveloped future drilling locations in the following categories: (i) proved (244 locations); (ii) proved + probable (297 locations); and (iii) unbooked (803 additional locations). Proved locations and probable locations are derived from the Corporation's most recent independent reserves evaluation as prepared by Sproule Associates Limited as of December 31, 2015 and account for drilling locations that have associated proved and/or probable reserves, as applicable. Unbooked locations are internal estimates based on the Corporation's prospective acreage and an assumption as to the number of wells that can be drilled per section based on industry practice and internal review. Unbooked locations do not have attributed reserves or resources. Unbooked locations have been identified by management as an estimation of our multi-year drilling activities based on evaluation of applicable geologic, seismic, engineering, production and reserves information. There is no certainty that the Corporation will drill all unbooked drilling locations and if drilled there is no certainty that such locations will result in additional oil and gas reserves, resources or production. The drilling locations on which we actually drill wells will ultimately depend upon the availability of capital, regulatory approvals, seasonal restrictions, oil and natural gas prices, costs, actual drilling results, additional reservoir information that is obtained and other factors. While certain of the unbooked drilling locations have been derisked by drilling existing wells in relative close proximity to such unbooked drilling locations, other unbooked drilling locations are farther away from existing wells where management has less information about the characteristics of the reservoir and therefore there is more uncertainty whether wells will be drilled in such locations and if drilled there is more uncertainty that such wells will result in additional oil and gas reserves, resources or production.

Certain type curves presented herein represent estimates of the production decline and ultimate volumes expected to be recovered from wells over the life of the well. The 7.5 mmcf/d IP (which represents the average 30 day initial production rate) and 7.5 Bcfe (which represents the ultimate volumes expected to be recovered from the wells over the life of the well based on the type curve) Upper and Lower Montney type curve and the 5 mmcf/d IP and 5 Bcfe Middle Montney type curve are management generated type curves based on a combination of historical performance of older wells and management's expectation of what might be achieved from future wells. The type curves represent what management thinks an average well will achieve. Individual wells may be higher or lower but over a larger number of wells management expects the average to come out to the type curve. Over time type curves can and will change based on achieving more production history on older wells or more recent completion information on newer wells. Other type curves presented herein, including the 9 mmcf/d IP and 9 Bcf Upper and Lower Montney type curve have been provided to demonstrate the economics associated with wells that could potentially have that type of productivity and recovery but do not represent management estimates of how such wells will actually perform.

The Corporation discloses several financial measures that do not have any standardized meaning prescribed under International Financial Reporting Standards ("IFRS"). These financial measures include total debt to trailing cash flow ratio, funds from operations and total cash costs. Total debt to trailing cash flow ratio is calculated as bank indebtedness under the Corporation's credit facilities plus working capital deficit divided by funds from operations for the prior twelve month period. Funds from operations is based on cash provided by operating activities, before expenditures on decommissioning liability and changes in non-cash working capital, reduced for finance expense excluding accretion. Total cash costs includes royalties, operating costs, liquids transportation, cash G&A, interest & other cash expenses. Management believes that these financial measures are useful supplemental information to analyze operating performance and provide an indication of the results generated by the Corporation's principal business activities. Investors should be cautioned that these measures should not be construed as an alternative to net income or other measures of financial performance as determined in accordance with IFRS. Advantage's method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies. Please see the Corporation's most recent Management's Discussion and Analysis, which is available at www.sedar.com and www.advantageog.com for additional information about these financial measures, including a reconciliation of funds from operations to cash provided by operating activities.

This press release and, in particular the information in respect of the Corporation's prospective cash flow debt to trailing cash flow ratio, total cash costs, operating costs, capital expenditures, annual cash flow and liquids transportation costs, may contain future oriented financial information ("**FOFI**") within the meaning of applicable securities laws. The FOFI has been prepared by management to provide an outlook of the Corporation's activities and results and may not be appropriate for other purposes. The FOFI has been prepared based on a number of assumptions, including the assumptions discussed above, and assumptions with respect to the costs and expenditures to be incurred by the Corporation, capital equipment and operating costs, foreign exchange rates, taxation rates for the Corporation, general and administrative expenses and the prices to be paid for the Corporation's production. Management does not have firm commitments for all of the costs, expenditures, prices or other financial assumptions used to prepare the FOFI or assurance that such operating results will be achieved and, accordingly, the complete financial effects of all of those costs, expenditures, prices and operating results are not objectively determinable. The actual results of operations of the Corporation and the resulting financial results may vary from the amounts set forth herein, and such variations may be material. The Corporation and management believe that the FOFI has been prepared on a reasonable basis, reflecting management's best estimates and judgments. However, because this information is highly subjective and subject to numerous risks including the risks discussed above, it should not be relied on as necessarily indicative of future results. FOFI contained in this press release was made as of the date of this press release and the Corporation disclaims any intention or obligations to update or revise any FOFI contained in this press release, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law.

The following abbreviations used in this press release have the meanings set forth below:

bbls	barrels
boe	barrels of oil equivalent of natural gas, on the basis of one barrel of oil or NGLs for six thousand cubic feet of natural gas
mcf	thousand cubic feet
mmcf	million cubic feet
mmcf/d	million cubic feet per day
mcfe	thousand cubic feet equivalent on the basis of six thousand cubic feet of natural gas for one barrel of oil or NGLs
mmcfe	million cubic feet equivalent
mmcfe/d	million cubic feet equivalent per day